UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	NB Crossroads Private Markets Fund V (TI) LP

Address of Principal Business Office (No. & Street, City, State, Zip Code):

325 North Saint Paul Street, 49th Floor
Dallas, Texas 75201

Telephone Number (including area code):

(212) 476-8800

Name and Address of Agent for Service of Process:

Robert Conti
President – Mutual Funds
Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, NY 10104

With Copies to:

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES ☒    NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 18th day of September, 2017.

NB Crossroads Private Markets Fund V (TI) LP

	By:	NB Crossroads PMF V GP LLC, as its general partner

	By:	/s/ Robert Conti
Robert Conti
Authorized Signatory

Attest:

/s/ Raymond Ling
Name: Raymond Ling
Witness